United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Vale S.A. Praia de Botafogo, 186, 19º andar, Botafogo 22.250-145 Rio de Janeiro RJ Brasil www.vale.com vale.ri@vale.com Page 1 of 2 Rio de Janeiro, November 21, 2025. To: Brazilian Securities and Exchange Commission (CVM) Superintendence of Company Relations Company Monitoring Management – 2 Attn.: Guilherme Rocha Lopes – Manager Fernando D'Ambros Lucchesi – Federal Capital Markets Inspector Subject: Request for clarification – News published in the media – Official Letter No. 237/2025/CVM/SEP/GEA-2 (“Letter”) Dear Sirs, In response to Official Letter No. 237/2025/CVM/SEP/GEA-2 (“Official Letter”), attached hereto, Vale S.A. (“Vale” or the “Company”) provides the following clarifications regarding the news published on the Brazil Journal website on November 18, 2025, titled “Vale raises US$750 million in hybrid bond; leverage unchanged” (“News”), which contained the following information: “Vale raises US$750 million in hybrid bond; leverage unchanged Vale raised US$750 million today through the issuance of a hybrid bond, which combines characteristics of debt and equity, at a yield of 6.12%. The issuance, with a 30-year maturity, will be used to replace another debt that the Company prepaid in recent weeks: US$700 million in participating debentures that had been issued at the time of privatization and were paid based on the Company’s production and sales. (These debentures total US$3 billion, and the Company prepaid 25% of them). The choice of the hybrid bond is part of CFO Marcelo Bacci’s strategy to maintain Vale’s leverage, which is around 1.1x EBITDA, considering expanded net debt (including payments related to Brumadinho and Mariana). Due to the way the bond was structured, rating agencies consider only half of it as debt for leverage calculation purposes, while the other half is considered equity. To achieve this, the bond has specific features: it is subordinated, has a long maturity, some coupon step-ups over time, and allows coupon deferral if deemed necessary by the issuer, without triggering a cross-default. Given the higher risk, the rate for this type of bond usually carries a premium compared to a senior bond. For hybrid bond issuances this year, the average premium was 149 basis points, according to a source involved in Vale’s issuance quoted by Brazil Journal. In Vale’s case, the premium was below this market average, at 137 bps, with Vale’s senior bond trading at a yield of 4.75% (compared to 6.12% for today’s hybrid bond). Demand for the securities reached 3.8x the offer at the initial price talk of 6.5% (or US$3 billion), dropping to 3.5x at the final issuance price. Demand came from U.S. credit funds, but also included several insurers and pension funds, which have a greater appetite for this type of instrument. The offering was coordinated by Citi, Bank of America, HSBC, and JP Morgan.” On November 17, 2025, the Company disclosed a Press Release informing that its wholly owned subsidiary Vale Overseas Limited (“Vale Overseas”) intended to issue subordinated dated fixed-to-reset notes maturing in 2056, guaranteed by Vale (“Announcement,” “Notes,” and the “Issuance,” respectively). The Company also informed that it intended to use the net proceeds from the Issuance for general corporate purposes, including replenishing part of its cash position after the payment for the acquisition of participating debentures from its sixth issuance (“Participating Debentures”), which were acquired under the voluntary tender offer settled by Vale on November 5, 2025. Vale S.A. Praia de Botafogo, 186, 19º andar, Botafogo 22.250-145 Rio de Janeiro RJ Brasil www.vale.com vale.ri@vale.com Page 2 of 2 In the Announcement, the Company stated that the Notes would be subordinated and unsecured obligations of Vale Overseas and would be fully and unconditionally guaranteed by Vale, also on an unsecured and subordinated basis. Furthermore, it informed that the Notes and the guarantee would rank junior in right of payment to all current and future financial or non-financial obligations of Vale Overseas and Vale (including the Participating Debentures), whether secured or unsecured or subordinated obligations, except for pari passu obligations with the same ranking (including the Notes and the guarantee) and junior subordinated capital. Following the disclosure of the Announcement, the Company and its advisors for the Issuance began interactions with investors interested in the Notes and started receiving their investment indications (bookbuilding), a process necessary to define the price and other conditions of the Issuance. At the same time, the final terms of the contractual instruments related to the Issuance continued to be discussed among the participants (financial institutions coordinating the offering, legal advisors, and independent auditors) and were concluded during the night of November 18, 2025. On the morning of November 19, 2025, the Company completed the approvals of the Issuance documents and immediately began preparations to disclose another Press Release to inform the pricing results of the Issuance. In this context, considering that (i) the Company had already made public the Issuance through the Announcement of November 17, 2025; (ii) there was no atypical oscillation in the trading price of the Company’s securities from the opening of trading on November 19, 2025 (after the News was published) until trading was halted at 2:06 p.m. for the disclosure of the Press Release by the Company; and (iii) the final approvals of the Issuance documents occurred on the morning of November 19, 2025; the Company was in the final steps to disclose a new Press Release regarding the Issuance results, in line with the practice usually adopted in other offerings not registered in Brazil, when it received the Official Letter. Upon receiving the Official Letter at 12:23 p.m. on November 19, 2025, the Company, although having assessed that there was no material information to be disclosed, opted, as a precaution, to promptly publish a Press Release (Fato Relevante) on the matter, which was done swiftly at 2:11 p.m. on the same day. We remain at your disposal for any further clarifications. Sincerely, Marcelo Feriozzi Bacci Executive Vice President of Finance and Investor Relations Rio de Janeiro, 19 de novembro de 2025. In attention to: Marcelo Feriozzi Bacci Diretor de Relações com Investidores da VALE S.A. Tel.: +55 (21) 3485-5000 E-mail: dri.vale.sa@vale.com Subject: Request for Clarifications – News Published in the Media Dear Officer, 1. We refer to the news published on the Brazil Journal website on November 18, 2025, entitled “Vale raises US$ 750 million in hybrid bond; leverage unchanged”, containing the following information: Vale raises US$ 750 million in hybrid bond; leverage unchanged Vale raised US$ 750 million today through the issuance of a hybrid bond, which combines characteristics of debt and equity, at a yield of 6.12%. The funds, with a 30-year maturity, will be used to replace another debt that the company prepaid in recent weeks: US$ 700 million in participative debentures is- sued at the time of privatization, which paid based on the company’s production and sales. (These debentures total US$ 3 billion, and the company prepaid 25% of them). The choice of the hybrid bond is part of CFO Marcelo Bacci’s strategy to maintain Vale’s leverage at around 1.1x EBITDA, considering expanded net debt (which includes payments related to Brumadinho and Mariana). Due to the bond’s structure, rating agencies consider only half of it as debt for leverage purposes, while the other half is treated as equity. Free Translation To achieve this, the bond has specific features: it is subordinated, has a long maturity, some coupon step-ups over time, and allows coupon deferral if the issuer deems necessary, without triggering cross-default. Given the higher risk, this type of bond usually carries a premium compared to a senior bond. For hybrid bond issuances this year, the average premium was 149 basis points, according to a source involved in Vale’s issuance. In Vale’s case, the premium was below this market average, at 137 bps, with Vale’s senior bond trading at a yield of 4.75% (compared to 6.12% for today’s hybrid bond). Demand for the securities reached 3.8x the offer during the initial price talk of 6.5% (or US$ 3 billion), dropping to 3.5x at the final pricing. Demand came from U.S. credit funds, as well as several insurers and pension funds, which have a greater appetite for this type of instrument. The offering was coordinated by Citi, Bank of America, HSBC, and JP Morgan. 2. Regarding the content of the news, we request your statement on the accuracy of the information provided and, if confirmed, additional clarifications on the matter, as well as the reasons why you considered this not to be a Material Fact, under CVM Resolution No. 44/21. 3. You must also inform in which documents already filed in the Empresas.NET System information on the matter can be found. 4. This statement must include a copy of this Official Letter and be submitted through the Empresas.NET System, category “Market Announcement,” type “Clarifications on CVM/B3 inquiries.” Compliance with this request through a Market Announcement does not exempt potential liability for failure to timely disclose a Material Fact, under CVM Resolution No. 44/21.. 5. We emphasize that, under Article 3 of CVM Resolution No. 44/21, it is the duty of the Investor Relations Officer to disclose and communicate to CVM and, if applicable, to the stock exchange and organized over-the-counter market where the company’s securities are traded, any act or material fact related to its business, and ensure its broad and immediate dissemination simultaneously in all markets where such securities are traded. 6. We also remind you of the obligation under the sole paragraph of Article 4 of CVM Resolution No. 44/21 to inquire the company’s officers and controlling shareholders, as well as all other persons with access to material facts, to verify whether they are aware of information that must be disclosed to the market. 7. Under the sole paragraph of Article 6 of CVM Resolution No. 44/21, controlling shareholders or officers of the publicly-held company, directly or through the Investor Relations Officer, must immediately disclose any material fact pending disclosure if the information escapes control or if there is an atypical fluctuation in the price or trading volume of the company’s securities or related instruments. Therefore, if the relevant information leaks (for example, through the press), the Material Fact must be disclosed, regardless of whether the information originated from company representatives. 8. As stated in Circular Letter/Annual-2025-CVM/SEP, “CVM understands that, in case of information leakage or atypical fluctuation in the company’s securities, the material fact must be immediately disclosed, even if the information refers to ongoing negotiations (not concluded), initial discussions, feasibility studies, or even mere intention to carry out the transaction (see judgment of CVM Process No. RJ2006/5928 and PAS CVM No. 24/05)” (emphasis added). 9. We also highlight that Article 8 of CVM Resolution No. 44/21 provides that controlling shareholders, officers, members of the board of directors, fiscal council, and any statutory technical or advisory bodies, as well as company employees, must keep confidential any information related to material facts to which they have privileged access due to their position, until its disclosure to the market, and ensure that subordinates and trusted third parties do the same, being jointly liable in case of non-compliance. 10. By order of the Superintendence of Company Relations, we warn that this administrative authority, under its legal powers and based on item II of Article 9 of Law No. 6,385/76 and Article 7 combined with Article 8 of CVM Resolution No. 47/21, may impose a daily fine of R$ 1,000.00 (one thousand reais) for failure to comply with the requirements herein, by November 21, 2025.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: November 21, 2025		Director of Investor Relations